INVESTOR PRESENTATION MARCH / APRIL 2016 Exhibit 99.3

DISCLAIMER This Investor Presentation contains forward-looking statements. James Hardie Industries plc (the “company”) may from time to time make forward-looking statements in its periodic reports filed with or furnished to the Securities and Exchange Commission, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.   Examples of forward-looking statements include:   statements about the company’s future performance; projections of the company’s results of operations or financial condition; statements regarding the company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or its products; expectations concerning the costs associated with the suspension or closure of operations at any of the company’s plants and future plans with respect to any such plants; expectations concerning the costs associated with the significant capital expenditure projects at any of the company’s plants and future plans with respect to any such projects; expectations regarding the extension or renewal of the company’s credit facilities including changes to terms, covenants or ratios; expectations concerning dividend payments and share buy-backs; statements concerning the company’s corporate and tax domiciles and structures and potential changes to them, including potential tax charges; statements regarding tax liabilities and related audits, reviews and proceedings; expectations about the timing and amount of contributions to Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims; expectations concerning indemnification obligations; expectations concerning the adequacy of the company’s warranty provisions and estimates for future warranty-related costs; statements regarding the company’s ability to manage legal and regulatory matters (including but not limited to product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third-party recoveries; and statements about economic conditions, such as changes in the US economic or housing recovery or changes in the market conditions in the Asia Pacific region, the levels of new home construction and home renovations, unemployment levels, changes in consumer income, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence.

DISCLAIMER (continued) Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue,” “may,” “objective,” “outlook” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.   Forward-looking statements are based on the company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risk Factors” in Section 3 of the Form 20-F filed with the Securities and Exchange Commission on 21 May 2015, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former company subsidiaries; required contributions to AICF, any shortfall in AICF and the effect of currency exchange rate movements on the amount recorded in the company’s financial statements as an asbestos liability; governmental loan facility to AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the company operates; the consequences of product failures or defects; exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the company’s products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; the effect of the transfer of the company’s corporate domicile from the Netherlands to Ireland, including changes in corporate governance and any potential tax benefits related thereto; currency exchange risks; dependence on customer preference and the concentration of the company’s customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favorable to the company, or at all; acquisition or sale of businesses and business segments; changes in the company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in the company’s reports filed with Australian, Irish and US securities regulatory agencies and exchanges (as appropriate). The company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those referenced in the company’s forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the company’s current expectations concerning future results, events and conditions. The company assumes no obligation to update any forward-looking statements or information except as required by law.

AGENDA Global Strategy and Business Overview North America and Europe Fiber Cement Asia Pacific Fiber Cement Capital Management Framework Guidance Appendix In this Investor Presentation, the company may present financial measures, sales volume terms, financial ratios, and Non-US GAAP financial measures included in the Definitions and other terms section of this document. The company presents financial measures that it believes are customarily used by its Australian investors. Specifically, these financial measures, which are equivalent to or derived from certain US GAAP measures as explained in the definitions, include “EBIT”, “EBIT margin”, “Operating profit before income taxes” and “Net operating profit”. The company may also present other terms for measuring its sales volume (“million square feet” or “mmsf” and “thousand square feet” or “msf”); financial ratios (“Gearing ratio”, “Net interest expense cover”, “Net interest paid cover”, “Net debt payback”, “Net debt (cash)”); and Non-US GAAP financial measures (“Adjusted EBIT”, “Adjusted EBIT margin”, “Adjusted net operating profit”, “Adjusted diluted earnings per share”, “Adjusted operating profit before income taxes”, “Adjusted effective tax rate on earnings”, “Adjusted EBITDA”, and “Adjusted selling, general and administrative expenses”. Unless otherwise stated, results and comparisons are of the third quarter of the current fiscal year versus the third quarter of the prior fiscal year.

Industry Leadership and Profitable Growth Australia Introduce differentiated products to deliver a sustainable competitive advantage Aggressively grow demand for our products in targeted market segments GLOBAL STRATEGY

Annual net sales US$1.7b Total assets US$2.0b Strong cash generation Operations in North America, Asia Pacific and Europe 3,178 employees Market cap US$5.4b (approx) S&P/ASX 100 company NYSE ADR listing Market capitalization as at 19 February 2016. Total assets as at 31 December 2015 and employees as at 31 March 2015. Annual net sales for nine months to 31 December 2015 annualised. Total assets exclude asbestos compensation. A GROWTH FOCUSED COMPANY

GROUP OVERVIEW1 3rd QUARTER FY16 RESULTS 1Comparisons are to prior comparable period (“pcp”)

Higher volumes in all businesses2 Higher average net sales prices in local currencies Continued focus on operational efficiency as our plants continue to sustain improved performance YTD North America and Europe Fiber Cement segment EBIT margin of 25.1% slightly above our target range of 20% to 25% KEY THEMES1 3rd QUARTER FY16 RESULTS 1 Comparisons are to prior comparable period (“pcp”) 2 Excluding the effect of Australian Pipes business which was sold in Q1 FY16 2

WORLD LEADER IN FIBER CEMENT Geographic Mix¹ Net Sales EBIT ² 1 All percentages are as at 31 December 2015 and numbers are for the full year ended 31 March 2015 ² EBIT – excludes research and development, asbestos-related expenses and adjustments and New Zealand weathertightness claims Asia Pacific 19% Asia Pacific 20% North America and Europe 81% Employees¹ 2,269 in North America and Europe 909 in Asia Pacific

Research & Development: Significant and consistent investment US$31.7m spent on Research & Development in FY15 US$394.8m spent on Research & Development since 2000 CREATING A SUSTAINABLE AND DIFFERENTIATED ADVANTAGE History of Fiber Cement Substrate Development James Hardie Siding Products

35/90 Plan Grow fiber cement share to 35% of the exterior cladding market against other wood-looking siding alternatives Maintain JHX’s category share at 90% Currently: JHX wins ~90% of the fiber cement category, while fiber cement used in ~18% of the total market Current estimate is wood-look siding (Wood, Vinyl and Fiber Cement) is 65-70% of total market. ¹Source: Internal estimates based on NAHB product usage data adjusted for regional market intelligence DRIVING CATEGORY AND MARKET SHARE GAINS North America External Cladding Share¹

Fiber cement is more durable than wood and engineered wood, looks and performs better than vinyl, and is more cost effective and quicker to build with than brick Fiber Cement Vinyl Engineered Wood ! ! ! ! ! ! ! Fire resistant Hail resistant Resists warping Resists buckling Lasting color Dimensional stability Can be repainted ? ? ? ? ? ? ? ? ? ? ? ? ? ? DELIVERING SUPERIOR PRODUCT PERFORMANCE

Siding Primary Products Soffit Trim / Fascia Backerboard Commercial Exteriors Flooring Interior Walls / Ceilings Brand Portfolio U.S. & Europe Asia Pacific BUILDING A PORTFOLIO OF PRODUCTS AND BRANDS

¹ Production was suspended at the Summerville plant in November 2008 USA Plant Locations NORTH AMERICA AND EUROPE FIBER CEMENT SEGMENT Tacoma, WA Reno, NV Fontana, CA Waxahachie, TX Cleburne, TX Summerville, SC Plant City, FL Pulaski, VA Peru, IL Largest fiber cement producer in North America 2,269 employees 9 manufacturing plants¹ 2 research and development facilities 9 Months FY16 9 Months FY15 Net Sales US$1,029.4m US$951.4m EBIT US$257.9m US$206.3m EBIT Margin (US$) 25.1% 21.7%

1Rolling 12 month average of seasonally adjusted estimate of housing starts by US Census Bureau AGGRESSIVELY GROWING DEMAND FOR OUR PRODUCTS Revenue up 8% YTD on 7% volume growth. Continuing to outpace U.S. housing starts growth North America and Europe Fiber Cement

North America and Europe Fiber Cement ACHIEVING THE RIGHT VALUE FOR OUR PRODUCTS 2+% gross price annual increase, partially offset by the strengthening US dollar and product mix

NORTH AMERICA AND EUROPE: DELIVERING STRONG RETURNS YTD EBIT Margin up 340 bps to 25.1% 1 Excludes asset impairment charges of US$14.3 million in 4th quarter FY12, US$5.8 million in 3rd quarter FY13 and US$11.1 million in 4th quarter FY13

909 employees 4 manufacturing plants across Australia, New Zealand and the Philippines 1 research and development facility EBIT and EBIT margin excludes New Zealand weathertightness claims ASIA PACIFIC FIBER CEMENT SEGMENT 9 Months FY16 9 Months FY15 Net Sales A$354.8m A$325.3m EBIT A$83.0m A$77.3m EBIT Margin (A$) 23.4% 23.8% Asia Pacific Plant Locations

1 EBIT and EBIT margin excludes New Zealand weathertightness claims Quarterly EBIT and EBIT Margin1 EBIT EBIT Margin ASIA PACIFIC: DELIVERING STRONG RETURNS Asia Pacific Fiber Cement Segment Average Net Sales Price 9 Months FY16

Ceilings and partitions Philippines Exterior cladding Australia General purpose flooring Australia New Zealand Interior walls TARGETING THE RIGHT PRODUCT INTO THE RIGHT MARKET Asia Pacific Core Markets

FINANCIAL MANAGEMENT SUPPORTING GROWTH Strong Financial Management Disciplined Capital Allocation Liquidity and Funding Strong margins and operating cash flows Strong governance and transparency Investment-grade financial management Invest in R&D and capacity expansion to support organic growth Maintain ordinary dividends within the defined payout ratio Flexibility for: Accretive and strategic inorganic opportunities Cyclical market volatility Further shareholder returns when appropriate Conservative leveraging of balance sheet within 1-2 times adjusted EBITDA target 5.8 year weighted average maturity of bank facilities ~$500million of revolving bank facilities 65% liquidity as of Q3 FY16 on bank debt Financial management consistent with investment grade credit. Ability to withstand market cycles and other unanticipated events.

FY2016 GUIDANCE Management notes the range of analysts’ forecasts for net operating profit excluding asbestos for the year ending 31 March 2016 is between US$237 million and US$249 million Management expects full year Adjusted net operating profit to be between US$240 million and US$250 million assuming, among other things, housing conditions in the United States continue to improve in line with our assumed forecast of new construction starts of approximately 1.1 million, and input prices and an average USD/AUD exchange rate that is at or near current levels for the remainder of the year Management cautions that although US housing activity has been improving, market conditions remain somewhat uncertain and some input costs remain volatile. Management is unable to forecast the comparable US GAAP financial measure due to uncertainty regarding the impact of actuarial estimates on asbestos-related assets and liabilities in future periods

APPENDIX

U.S. MARKETPLACE

AUSTRALIA & NEW ZEALAND MARKETPLACE

FINANCIAL SUMMARY 1 Asia Pacific Fiber Cement EBIT excludes New Zealand weathertightness claims 2 Excludes Asbestos related expenses and adjustments

1 Excludes asbestos adjustments, AICF SG&A expenses, AICF interest income, New Zealand weathertightness claims and tax adjustments 2 Excludes asbestos adjustments, AICF SG&A expenses and New Zealand weathertightness claims 3 Excludes asbestos adjustments and changes in asbestos-related assets and liabilities KEY RATIOS

NORTH AMERICA AND EUROPE FIBER CEMENT – 5 YEAR RESULTS OVERVIEW

	FY11	FY12	FY13	FY14	FY15
Net Sales US$m	814	862	951	1,128	1,277
Sales Volume mmsf	1,248	1,332	1,489	1,697	1,850
Average Price US$ per msf [2]	648	642	626	652	675
EBIT US$m[1]	160	163	163	237	286
EBIT Margin %[1]	20	19	17	21	22

[1]Excludes asset impairment charges of US$14.3 million and US$16.9 million in FY12 and FY13, respectively

[2]During the second quarter of FY14, the company refined its methodology for calculating average net sales price in both the USA and Europe and Asia Pacific Fiber Cement segments to exclude ancillary products that have no impact on fiber cement sales volume, which is measured and reported in mmsf. As the revenue contribution of these ancillary products has been increasing, the company believes the refined methodology provides an improved disclosure of average net sales price, in line with the company's primary fibre cement business, which is a key segment performance indicator. The company has restated average net sales price in the prior periods to conform with the current calculation of average net sales price.

James Hardie
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ASIA PACIFIC FIBER CEMENT – 5 YEAR RESULTS OVERVIEW

	FY11	FY12	FY13	FY14	FY15
Net Sales US$m	353	376	370	366	380
Sales Volume mmsf	408	392	394	417	456
Average Price A$ per msf[1]	906	906	901	930	942
EBIT US$m[2]	79	86	75	83	90
EBIT Margin %[2]	23	23	20	23	24

[1]During the second quarter of FY14, the company refined its methodology for calculating average net sales price in both the USA and Europe and Asia Pacific Fiber Cement segments to exclude ancillary products that have no impact on fiber cement sales volume, which is measured and reported in mmsf. As the revenue contribution of these ancillary products has been increasing, the company believes the refined methodology provides an improved disclosure of average net sales price, in line with the company's primary fiber cement business, which is a key segment performance indicator. The company has restated average net sales price in the prior periods to conform with the current calculation of average net sales price.

[2]Excludes New Zealand weathertightness claims of US$5.4 million , US$13.2 million , US$1.8 million and US$4.3 million in FY12, FY13, FY14 and FY15, respectively

James Hardie PAGE 29

Net sales increased Higher volume in both operating segments3 Higher average net sales prices in local currencies Gross profit margin increased 130 bps Improved performance across our US plants Lower unit costs SG&A expenses increased Continuing to invest in the business Adjusted net operating profit increased Adjusted EBIT increased 23% compared to pcp Higher gross interest expense of US$4.9 million US$5.0 million higher Adjusted income tax expense RESULTS – 3rd QUARTER FY16 1 Excludes Asbestos related expenses and adjustments and NZWT claims 2 Excludes Asbestos related expenses and adjustments, NZWT claims, and tax adjustments 3 Excludes Australian Pipes business which was sold in Q1 FY16

Net sales increased Higher volume in both operating segments Higher average net sales prices in local currencies Gross profit margin increased 230 bps Improved performance across our US plants Lower unit costs SG&A expenses increased Investing in both segments, partially offset by FX Higher stock compensation expense Adjusted net operating profit increased 20% Adjusted EBIT growth Higher gross interest expense of US$15.7 million US$7.9 million favorable movement in other income US$16.2 million increase in Adjusted income tax expense RESULTS – NINE MONTHS FY16 1 Excludes Asbestos related expenses and adjustments and NZWT claims 2 Excludes Asbestos related expenses and adjustments, NZWT claims, and tax adjustments

US INPUT COSTS The price of NBSK pulp decreased by ~9% compared to pcp Cement prices continue to rise, up 8% compared to pcp Gas prices are down more than 20% compared to pcp Electricity prices decreased 10% compared to pcp The information underlying the table above is sourced as follows: Pulp – Cost per ton – from RISI Cement – Relative index from the Bureau of Labor Statistics Gas – Cost per thousand cubic feet for industrial users – from US Energy Information Administration Electric – Cost per thousand kilowatt hour for industrial users – from US Energy Information Administration

1 Excludes New Zealand weathertightness claims 2 Excludes Australian Pipes business which was sold in Q1 FY16 North America and Europe Fiber Cement EBIT summary Quarter and YTD EBIT increased by 24% and 25%, respectively when compared to pcp Primarily driven by lower production costs North America FC EBIT margin increased 2.3 pts for the quarter and 3.4 pts for the half year SEGMENT EBIT – 3RD QUARTER and NINE MONTHS FY16 Asia Pacific Fiber Cement EBIT1 summary EBIT in local currency for the quarter and YTD increased 1% and 7%, respectively when compared to pcp Increase reflects higher volume2 and price, partially offset by increased production costs

1 Excludes Asbestos related expenses and adjustments and ASIC expenses R&D summary On strategy to invest between 2%-3% of sales Decrease impacted by strengthening US dollar Fluctuations reflect normal variation and timing in number of R&D projects in process in any given period General corporate costs Results for the quarter reflect: Decrease in discretionary expenses Decrease in realized foreign exchange losses YTD results reflect: Higher stock compensation expense Decrease in discretionary expenses SEGMENT EBIT – 3RD QUARTER and NINE MONTHS FY16

CHANGES IN AUD vs. USD 1 As Reported 9 Months FY16 figures using 9 Month FY15 weighted average exchange rate of 1.1057 2 Reflects the difference between YTD’16 As Reported and YTD’16 using YTD’15 weighted exchange rate US$ Millions 9 Months FY16 9 Months FY15 % Change 9 Months FY16 % Change 9 Months FY16 % Change Net Sales 1,292.4 1,245.6 4 1,348.5 8 (56.1) (4) Gross Profit 472.1 426.3 11 490.6 15 (18.5) (4) Adjusted EBIT 267.0 223.2 20 277.8 24 (10.8) (4) Adjusted net operating profit 185.0 164.1 13 190.4 16 (5.4) (3) As Reported Excluding Translation Impact 1 Translation Impact 2

1 Includes Asbestos adjustments, AICF SG&A expenses and AICF interest expense, net 2 Excludes tax effects of Asbestos and other tax adjustments 26.6% estimated Adjusted effective tax rate (ETR) for the year Adjusted income tax expense and adjusted ETR increased due to changes in geographical mix of earnings Income taxes are paid and payable in Ireland, the US, Canada, New Zealand and the Philippines Income taxes are not currently paid or payable in Europe (excluding Ireland) or Australia due to tax losses. Australian tax losses primarily result from deductions relating to contributions to AICF INCOME TAX

1 CASHFLOW Increase in net operating cash flow Lower annual contribution to AICF FY16 v FY15 Favorable change in working capital due to: Lower inventory Less cash generated from AR4 and AP4 Lower capital expenditures Australian capacity projects complete Near completion of our US capital expansion projects Lower financing activities Decrease in net proceeds from borrowings Partially offset by a decrease in dividends paid 1 Certain prior year balances have been reclassified to conform to the current year presentation 2 Excludes AP related to capital expenditures 3 Includes capitalized interest and proceeds from sale of property, plant and equipment 4 Accounts receivable (“AR”) and Accounts payable (“AP”)

CAPEX YTD FY16 CAPEX spend of US$52.1 million decreased US$188.3 million compared to pcp Maintenance CAPEX continues US capacity projects substantially complete Commissioning of new sheet machines at our Plant City and Cleburne facilities has been deferred, subject to our continued monitoring of market conditions Carole Park capacity expansion project complete and commissioned during Q2 FY16

LIQUIDITY PROFILE Corporate debt structure US$500 million revolving credit facility, with a December 2020 maturity, replaced bilateral loan facilities US$325 million 8 year senior unsecured notes1,2 Strong balance sheet US$94.5 million of cash 65% liquidity as of Q3 FY16 on bank debt Interest rate swaps resulted on average 50% fixed / 50% floating ratio for drawn bank facilities Q3 FY16 US$403.2 million net debt3 as of Q3 FY16 1x net debt to EBITDA excluding asbestos at the bottom of the target leverage range of 1-2 times 1 Callable from 15 February 2018; callable at par from 15 February 2021 2 Original issue discount (OID) US$2.3 million at 31 December 2015 3 Excludes Short-term debt - Asbestos 4 Incremental liquidity of up to $250m may be accessed via an accordion feature, which is provided for under the terms of the syndicated revolving credit facility agreement, but not credit approved until requested $175m bank facilities drawn at Q3 FY16; $94.5m held in cash 4

ASBESTOS CLAIMS DATA Claims received during the quarter and nine months were 4% and 8% below actuarial estimates, respectively Mesothelioma claims reported for the nine months are 5% above non-seasonally adjusted expectations and are 2% below pcp Average claim settlement for quarter and nine months is lower by 9% and 21%, respectively, versus actuarial estimates Average claim settlement sizes are generally lower across all disease types compared to actuarial estimates for FY16 Decrease in average claim settlement for the quarter and nine months compared to actuarial estimates is due to lower number of large claims settled compared to pcp 1 Average claim settlement is derived as the total amount paid divided by the number of non-nil claim settlements 2 This actuarial estimate is a function of the assumed experience by disease type and the relative mix of settlements assumed by disease type. Any variances in the assumed mix of settlements by disease type will have an impact on the average claim settlement experience

DEFINITIONS AND OTHER TERMS This Management Presentation forms part of a package of information about the company’s results. It should be read in conjunction with the other parts of this package, including the Management’s Analysis of Results, Media Release and Consolidated Financial Statements Definitions Non-financial Terms   AFFA – Amended and Restated Final Funding Agreement   AICF – Asbestos Injuries Compensation Fund Ltd   NBSK – Northern Bleached Soft Kraft; the company's benchmark grade of pulp Legacy New Zealand weathertightness claims (“New Zealand weathertightness claims”) – Expenses arising from defending and resolving claims in New Zealand that allege poor building design, inadequate certification of plans, inadequate construction review and compliance certification and deficient work by sub-contractors

DEFINITIONS AND OTHER TERMS Financial Measures – US GAAP equivalents This document contains financial statement line item descriptions that are considered to be non-US GAAP, but are consistent with those used by Australian companies. Because the company prepares its Consolidated Financial Statements under US GAAP, the following table cross-references each non-US GAAP line item description, as used in Management’s Analysis of Results and Media Release, to the equivalent US GAAP financial statement line item description used in the company’s Condensed Consolidated Financial Statements:

DEFINITIONS AND OTHER TERMS EBIT – Earnings before interest and taxes EBIT margin – EBIT margin is defined as EBIT as a percentage of net sales Sales Volumes mmsf – million square feet, where a square foot is defined as a standard square foot of 5/16” thickness msf – thousand square feet, where a square foot is defined as a standard square foot of 5/16” thickness Financial Ratios Gearing Ratio – Net debt (cash) divided by net debt (cash) plus shareholders’ equity Net interest expense cover – EBIT divided by net interest expense (excluding loan establishment fees) Net interest paid cover – EBIT divided by cash paid during the period for interest, net of amounts capitalized Net debt payback – Net debt (cash) divided by cash flow from operations Net debt (cash) – Short-term and long-term debt less cash and cash equivalents Return on capital employed – EBIT divided by gross capital employed

Adjusted EBIT and Adjusted EBIT margin – Adjusted EBIT and Adjusted EBIT margin are not measures of financial performance under US GAAP and should not be considered to be more meaningful than EBIT and EBIT margin. Management has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. Management uses these non-US GAAP measures for the same purposes. NON-US GAAP FINANCIAL MEASURES

Adjusted net operating profit – Adjusted net operating profit is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than net operating profit. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes. NON-US GAAP FINANCIAL MEASURES

Adjusted diluted earnings per share – Adjusted diluted earnings per share is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than diluted earnings per share. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes. NON-US GAAP FINANCIAL MEASURES

Adjusted income tax expense and Adjusted effective tax rate – Adjusted income tax expenses and Adjusted effective tax rate is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than income tax expense and effective tax rate, respectively. Management has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations. Management uses these non-US GAAP measures for the same purposes. NON-US GAAP FINANCIAL MEASURES

NON-US GAAP FINANCIAL MEASURES Adjusted EBITDA – is not a measure of financial performance under US GAAP and should not be considered an alternative to, or more meaningful than, income from operations, net income or cash flows as defined by US GAAP or as a measure of profitability or liquidity. Not all companies calculate Adjusted EBITDA in the same manner as James Hardie has and, accordingly, Adjusted EBITDA may not be comparable with other companies. Management has included information concerning Adjusted EBITDA because it believes that this data is commonly used by investors to evaluate the ability of a company’s earnings from its core business operations to satisfy its debt, capital expenditure and working capital requirements.

Adjusted selling, general and administrative expenses – Adjusted selling, general and administrative expenses (“Adjusted SG&A”) is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than selling, general and administrative expenses. Management has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. Management uses these non-US GAAP measures for the same purposes. NON-US GAAP FINANCIAL MEASURES

INVESTOR PRESENTATION MARCH/ APRIL 2016